GREENBERG TRAURIG, LLP ■ ATTORNEYS AT LAW ■ WWW.GTLAW.COM

1201 K Street, Suite 1100 | Sacramento, CA 95814

Mark Lee, Esq.

Tel +1 916.868.0630

Fax +1 916.448.1709

leema@gtlaw.com

June 2, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tara Harkins Kevin Kuhar Deanna Virginio Jeffrey Gabor	ALBANY AMSTERDAM ATLANTA AUSTIN BERLIN¬ BOCA RATON BOSTON CHICAGO DALLAS DELAWARE DENVER

Re:	Grove, Inc. Pre-Effective Amendment No. 2 to Registration Statement on Form S-1 Submitted on May 21, 2021 CIK No. 0001775194

Ladies and Gentlemen:

On behalf of our client, Grove, Inc. (the “Company”), we are hereby submitting to the Securities and Exchange Commission (the “Commission”) a Pre-Effective Amendment No. 3 to Registration Statement (the “Registration Statement”) on Form S-1, which amends the Registration Statement previously filed on April 15, 2021, and as amended by Pre-Effective Amendment No. 1 filed on May 3, 2021 and Pre-Effective Amendment No. 2 filed on May 21, 2021.  The Registration Statement has been revised to reflect the Company’s responses to the comment letter to the Registration Statement received on June 1, 2021 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Pre-Effective Amendment No. 2 to Registration Statement on Form S-1 Filed May 21, 2021

Capitalization, page 27

1. We note the statement on page F-36 that the convertible promissory notes issued during the three months ended March 31, 2021 will automatically convert in any initial public offering by the company. Please revise the pro forma column and related notes to reflect and discuss the conversion of any notes or preferred stock that is directly attributable to the initial public offering.

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GREENBERG TRAURIG, LLP ■ ATTORNEYS AT LAW ■ WWW.GTLAW.COM 1201 K Street, Suite 1100 | Sacramento, CA 95814

June 2, 2021

Response:

In response to the Staff’s comment, the Company has revised the pro forma column and related notes accordingly.

Liquidity and Capital Resources, page 39

2. Please revise to highlight the auditor's explanatory paragraph regarding your ability to continue as a going concern. Your disclosures should describe the potential consequences to your business if you are unable to raise additional financing.

Response: In response to the Staff’s comment, the Company has revised the disclosure accordingly.

Certain Relationships and Related Party Transactions, page 64

3. We note your disclosure that each of Robert Hackett, your President, and Nikolaos Voudouris, a greater than 5% shareholder of the Company, was an equity holder, managing member and/or officer of the HAVZ Consolidated companies that you acquired in May 2019. Please provide the disclosure required by Item 404 of Regulation S-K. Alternatively, please explain to us why such disclosure is not required.

Response: In response to the Staff’s comment, the Company has revised the disclosure accordingly.

Certain Relationships and Related Party Transactions, page 64

4. We note the revised disclosure on page 6 that Robert Hackett and Nikolaos Voudouris were both either an equity holder, managing member and/or officer of the four companies in the HAVZ Consolidation. Please identify and quantify their ownership or membership control percentages of each of the four entities along with Grove, Inc. at the time of the transaction on May 31, 2019. Describe to us in detail how you concluded that this transaction did not represent a reorganization of entities under common control under ASC 805-50-15-6 and 30-5 which would recognize the assets and liabilities transferred at their carrying amounts and not at fair value.

Response: In response to the Staff’s comment, the reporting entity did not have common control at the measurement date of the acquisition and thus must apply fresh start reporting upon emergence from bankruptcy as it met both of the following criteria:

•

The reorganization value of the emerging entity immediately before the date of confirmation is less than the total of all post petition liabilities and allowed claims, which is sometimes referred to as being “balance sheet insolvent,” and

•	The holders of existing voting shares immediately before confirmation receive less than 50% of the voting shares of the emerging entity.

Greenberg Traurig, LLP  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM

June 2, 2021

Mr. Hackett and Mr. Voudouris each owned 50% of each of the four entities of HAVZ Consolidated at the time of the transaction on May 31, 2019. Mr. Hackett owned 20.69% and Mr. Voudouris owned 8.05% of the Company at the time of the acquisition of HAVZ Consolidated. Following the transaction, Mr. Hackett owned 20.69% and Mr. Voudouris owned 8.05% of the emerging entity, which requires application of fresh start reporting upon emergence from bankruptcy under ASC 852-10-45-20 and 45-21. Therefore, adjustments were made in the predecessor accounts upon emergence from bankruptcy and adoption of fresh start reporting, and goodwill and intangible assets were recognized.

As such, this transaction did not represent a reorganization of entities under common control under ASC 805-50-15-6 and 30-5 which would recognize the assets and liabilities transferred at their carrying amounts and not at fair value.

5. In this regard, please revise the filing clearly describe the nature of the related party relationship of the HAVZ Consolidation entities and provide all of the disclosures required by ASC 805-10-50-1.

Response: In response to the Staff’s comment, the transaction was negotiated and conducted through bankruptcy court and with the vendors and debtors of HAVZ Consolidated, not negotiated directly with Mr. Hackett and Mr. Voudouris and they did not have control of the final transaction. As such this was not a related party transaction requiring disclosure under ASC 805-10-50-1.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (916) 868-0630 or by fax at (916) 448-1709 with any questions or comments regarding this correspondence.

Very truly yours, /s/ Mark Lee, Esq. Mark Lee of GREENBERG TRAURIG, LLP cc: (via email): Allan Marshall; Andrew Norstrud

Greenberg Traurig, LLP  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM